Caledonia Appoints Dr Trevor Pearton as Vice-President, Exploration

and completes a $1,230,000 private placement

Toronto, Ontario – February 15 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the appointment of Dr. Trevor Pearton as Vice-President, Exploration for the Company, following the resignation of Jeff Smith. The Board of Directors thanks Jeff for his loyal service and contribution to the company over the years.

Dr. Pearton has worked for Caledonia since 2001.  During the time, he was responsible for the establishment and management of the resource bases at the Blanket Mine (operating) and the Barbrook and Eersteling Mines (now on care and maintenance) and the assessment of the Nama project, resulting in a reinterpretation of the ore body and an improved definition of the resources and mineralogical characteristics.  This work provided the basis for the 2007 (completed) and the 2008 exploration programs.  Prior to joining Caledonia, Dr. Pearton worked for a number of financial institutions in South Africa as a highly rated gold analyst, as well as consulting to a number of mining companies.  He graduated from the University of the Witwatersrand with a BSc Eng (Mining Geology) and was awarded a PhD in Geology for research into Archaean gold and antimony deposits (Witwatersrand University).  He is a member of the Geological Society of South Africa; elected a Fellow of the Society in 2004, a member of the South African Institute for Mining and Metallurgy and a member of the Witwatersrand University Mining Engineers Association

Caledonia has also closed a private placement sale of 12,300,000 Units at $0.10 each from which it has received gross proceeds of $1,230,000 and, after payment of commissions of $110,700, net proceeds of $1,119,300.  Each Unit consisted of one common share of the Company and one 1-year warrant entitling the purchase of an additional share for $0.15. The Company has applied for the new Shares to be admitted to trading on AIM and dealings are expected to commence on February 21, 2008.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck                        Andrew Smith

Caledonia Mining

BuckBias                          RBC Capital Markets

Tel: +27 11 447 2499

Tel: +27 11 447 2499

Tel: +44 7932 740 452

  Tel: +44 20 7029 7882